

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 20, 2011

Mr. Leonard F. Barker
Chief Financial Officer
Unilens Vision, Inc.
10431 72nd Street
North, Largo, Florida 33777

> **Re:** **Unilens Vision, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 28, 2010**
> **File No. 000-17861**

Dear Mr. Barker:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief